SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 1)

Fremont General Corporation

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

357288109

(CUSIP Number)

Mr. Louis Alonso

619-687-5000

Kelly Capital, LLC

225 Broadway, 18th Floor

San Diego, CA 92101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP NO. 357288109	Page 2 of 6

1	NAME OF REPORTING PERSON Kelly Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,902,700 shares of Common Stock
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 3,902,700 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,700 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 79,630,085 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

CUSIP NO. 357288109	Page 3 of 6

1	NAME OF REPORTING PERSON Kelly Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,902,700 shares of Common Stock (1)
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 3,902,700 shares of Common Stock (1)
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,700 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%(2)
14	TYPE OF REPORTING PERSON OO

(1)	The Common Stock beneficially owned by the Reporting Persons is held by Kelly Capital Investments, LLC, an entity that is controlled by Mr. Michael Kelly.
(2)	Based on 79,630,085 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

CUSIP NO. 357288109	Page 4 of 6

1	NAME OF REPORTING PERSON Michael Kelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 3,902,700 shares of Common Stock (1)
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 3,902,700 shares of Common Stock (1)
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,902,700 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (2)
14	TYPE OF REPORTING PERSON IN

(1)	The Common Stock beneficially owned by the Reporting Persons is held by Kelly Capital Investments, LLC, an entity that is controlled by Mr. Michael Kelly.
(2)	Based on 79,630,085 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the shares of common stock, par value $1.00 (the “Common Stock”), of Fremont General Corporation (the “Issuer”). This Amendment amends the statement on Schedule 13D previously jointly filed by Kelly Capital Investments, LLC, a California limited liability company (“Kelly Capital Investments”), Kelly Capital, LLC, a California limited liability company (“Kelly Capital”), and Mr. Michael Kelly, an individual and citizen of the United States (“Mr. Kelly” and, together with Kelly Capital Investments and Kelly Capital, the “Reporting Persons”) with the Securities and Exchange Commission on March 10, 2008 (the “Prior Schedule 13D”). Unless set forth below, all Items are unchanged from the Prior Schedule 13D. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Prior Schedule 13D.

The Reporting Persons are filing this Amendment to report that the number of shares of Common Stock that they may be deemed to beneficially own has decreased by an amount greater than one percent of the outstanding shares of Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

The beneficial ownership of the Common Stock by the Reporting Persons as of the filing of this Amendment is reflected on the cover page, the contents of which are incorporated herein by reference.

The Reporting Persons effected the following transactions in the Common Stock in open market transactions on the dates indicated, and as of the date of this Amendment, such transactions are the only transactions in the Common Stock effected by the Reporting Persons since the filing of the Prior Schedule 13D:

Trade Date	Purchase (P) or Sale (S)	Quantity	Price
3/10/2008	S	1,277,204	$0.32
3/11/2008	S	536,914	$0.38

The Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock on March 11, 2008.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

KELLY CAPITAL INVESTMENTS, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	President

Date:	March 12, 2008

KELLY CAPITAL, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	Chairman and Chief Executive Officer

Date:	March 12, 2008

MICHAEL KELLY

/s/ Michael Kelly
Michael Kelly

Date:	March 12, 2008